SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2004

Commission File Number 001-14491

TELE CELULAR SUL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELE CELLULAR SUL HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
CNPJ/MF nº 02.558.115/0001-21
NIRE 4130001760-3
A Listed Company

MINUTES OF THE 32nd SPECIAL MEETING
OF THE BOARD OF DIRECTORS

DATE, TIME AND VENUE: On the sixteenth (16) day of the month of December, 2004, at 11:30 a.m., TIM Participações S.A. the Board of Directors held a special meeting in the city and State of Rio de Janeiro, at Avenida das Américas, 3434, Bloco 1, térreo, Barra da Tijuca. PRESENT: all the Directors. Dr. Fabiano Gallo was appointed Secretary of the meeting. The required quorum having been ascertained and following the usual proceeding, the order of business was read and the Board started transacting business. RESOLUTIONS PASSED: 1. PAYMENT OF INTEREST ON EQUITY - “ION”: the motion proposing the payment of Interest on Equity – ION for the fiscal year to end on December 31, 2004 was adopted. The net amount of the ION is twenty-five million, five hundred reals (R$ 25,500,000.00) to be fully posted to the dividends to be paid by the Company, as provided in para. 7, art. 9, Law 9,249/95, and para. 1, art. 41 of the Articles of Incorporation. The ION will be credited to the Company accounting records on December 31, 2004 (base date for interest payment). The ION corresponds to the gross total amount of thirty million reals (R$ 30,000,000.00), equivalent to R$ 0.042704317 per lot of 1000 shares, 15% income tax withhold, resulting in net interest of R$ 0.036298669 per lot of 1000 shares, except for provenly exempt shareholders. As mentioned above, the ION will be posted to the dividends to be approved by the applicable Annual Shareholders Meeting, and the payment will be made within sixty days after said annual shareholders meeting.. Director Isaac Selim Sutton abstained from voting on the ION business, stating that additional information would be required for a final decision on the matter. The other Directors, though voicing their contrary opinion and voting for the passing of the motion, requested the Board of Executive Officers to provide the information requested by Director Isaac Selim Sutton. Once the business in the order of the day had been appreciated and the decisions passed, the Chairman opened the floor to those present. The Executive Officers of the Company took the opportunity to report on the progress of the negotiation with the Workers’ Unions concerning the 2004/2005 collective bargaining. The proposals being discussed with the Unions and the respective amendments to the agreements in force were submitted to the Directors. The business will come again before the Board of Directors as soon as said negotiations are completed. Finally, Director Isaac Selim Sutton suggested the proposed budget for 2005 be submitted to the Board until the end of the current fiscal year. The Executive Officers explained that said budget is in the final stages of preparation and review; as soon as ready, it will be submitted to the Board, as provided in the Articles of Incorporation. CLOSING: There being no further business, the meeting was adjourned and these minutes were prepared, read and confirmed by those present. Rio de Janeiro, December 16, 2004.

Mario Cesar Pereira de Araujo	Isaac Selim Sutton
Chairman	Director

Franco Bertone	Fabiano Gallo
Director	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE CELULAR SUL PARTICIPACTES, S.A.

Date: December 17, 2004	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer